Exhibit 99.1

YAMANA GOLD ANNOUNCES SENIOR MANAGEMENT APPOINTMENT

TORONTO, ONTARIO, May 13, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced Daniel Racine has joined the Company’s senior management as Senior Vice President, Canadian Operations and Mine Planning & Development, effective immediately. Mr. Racine most recently held the position of President and Chief Operating Officer for Brigus Gold Corporation (“Brigus”).  Prior to that role, Mr. Racine was Senior Vice President Mining at Agnico Eagle Mines Limited (“Agnico”) where he oversaw Agnico’s global mining operations.  Mr. Racine joined Agnico in 1988 as a junior mining engineer and over his tenure progressively took on more responsibility including positions as Mine Manager at Laronde, Vice President Operations and Senior Vice President Operations.  Mr. Racine has over 25 years of experience in the Canadian mining industry with extensive experience in Québec.

In his new role, Mr. Racine will be responsible for all mining operations in Canada and will champion the strategy for growth of the Canadian project portfolio.  In addition, Mr. Racine will be responsible for formulating strategic objectives and direction, and will provide technical support to all of Yamana’s operations.

“We are pleased to have Daniel join us as we enter a new, world class mining jurisdiction where he has extensive operational and managerial experience.  His expertise in Canada, and more specifically Québec, will be a significant asset as we establish and increase our presence there,” said Peter Marrone, Chairman and Chief Executive Officer. “Daniel will also be providing oversight and guidance in mine planning and development at our other operations. They will benefit from his impressive expertise and his underground and open pit experience will be invaluable. Daniel is a very welcome addition to our management.”

Mr. Racine holds a Bachelor’s degree in Mining Engineering from Laval University, and is a member of L’Ordre de Ingénieurs du Québec (OIQ) and Professional Engineers of Ontario (PEO).

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Pending completion of a plan of arrangement relating to the purchase of Osisko Mining Corporation, the Company will also have significant precious metals properties in Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com